UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )*

Applied Energetics, Inc.

(Name of Subject Company) (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $.001 Per Share

(Title of class of securities)

462070103*

 (CUSIP number of class of securities)

Dana A. Marshall
Chief Executive Officer and President
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, AZ 85714
(520) 628-7415

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy To:

Robert J. Mittman, Esq.
Brad Shiffman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5000
Facsimile: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$ 15,707.47	$0.62

(1)
Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 3,502,536 shares of common stock of Applied Energetics, Inc. having an aggregate value of $15,707.47 as of February 3, 2009, will be exchanged and cancelled pursuant to this offer.  The aggregate value of such options was calculated based on a Black-Scholes option pricing model.  The amount of the filing fee equals $39.30 per $1,000,000 of the transaction value and is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.  The amount of the transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not applicable

Form or Registration No.  Not applicable.

Filing Party:  Not applicable.

Dated Filed:  Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

* Represents the CUSIP Number for the Common Stock underlying the options. There is no CUSIP Number for the options.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated February 5, 2009 (“Offer to Exchange”), attached hereto as Exhibit (a)(1) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)
Name and Address. The name of the issuer is Applied Energetics, Inc., a Delaware corporation (“Applied Energetics” or the “Company”) and the address of its principal executive office is 3590 East Columbia Street, Tucson, AZ 85714. The telephone number at that address is (520) 628-7415.

(b)
Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company, to its employees (which includes employees of wholly-owned subsidiaries of the Company) and members of the Board of Directors (“Directors”) of the Company, to exchange all options to purchase shares of the Company’s common stock, par value $.001 per share (“Common Stock”) outstanding under the Company’s 2004 Stock Incentive Plan (the “2004 Plan”) (collectively, the “Eligible Options”), for new options (the “New Options”) in the amounts and on the terms and conditions set forth in the Offer to Exchange. As of February 3, 2009, there were Eligible Options to purchase 3,502,536 shares of the Company’s Common Stock outstanding and eligible for tender pursuant to the Offer to Exchange.

The number of shares of Common Stock subject to the New Options will be equal to fifty percent (50%) of the number of shares of Common Stock subject to the Eligible Options tendered and accepted by the Company for cancellation pursuant to the Offer to Exchange.  In order to be eligible for the New Options, a participant who is an employee of the Company or its wholly-owned subsidiaries or a Director of the Company must continue to be an employee or Director from the date set for cancellation and exchange of the Eligible Options by the Company through the date of grant of the New Options.

The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 2 (“Number of Eligible Options; Expiration Date”), Section 6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company.  The information set forth under Item 2(a) above and in Section 11 (“Interests of Directors and Officers, Transactions and Agreements Concerning the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)
Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of Eligible Options; Expiration Date”), Section 4 (“Procedures for Electing to Exchange Eligible Options”), Section 5 (“Change in Election/Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)
Purchases. Directors and officers of the Company are eligible to participate in the Offer to Exchange.  The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)
Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)
Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) is incorporated herein by reference.

(b)
Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Not applicable.

Item 10.	Financial Statements.

(a)
Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Applied Energetics”), pages F-1 to F-27 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 ("Annual Report"), and pages 1 to 12 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (“Quarterly Report”) is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)	(1)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated February 5, 2009.

(2)	E-mail from Dana A. Marshall, Chief Executive Officer and President of Applied Energetics, Inc., to Applied Energetics, Inc. eligible employees and Directors dated February 5, 2009.

(3)	Form of Election to Participate in the Offer.

(4)	Form of Confirmation to Participants of Receipt of Election to Participate.

(5)	Form of Notice of Withdrawal from the Offer.

(6)	Form of Confirmation of Receipt of Notice of Withdrawal.

(7)	Form of Confirmation Letter to holders of Eligible Options Participating in the Offer.

(8)	Form of Reminder E-Mail to Holders of Eligible Options.

(9)
Applied Energetics, Inc. Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission (“SEC”) on March  13, 2008 (incorporated herein by reference).

(10)	Applied Energetics, Inc. Quarterly Report on Form 10-Q for the Quarter ended September 31, 2008, filed with the SEC on November 7, 2008 (incorporated herein by reference).

(b)	Not applicable.

(d)	(1) Applied Energetics, Inc. 2004 Stock Incentive Plan (incorporated by reference to Annex B of the Company’s proxy statement on Schedule 14A filed with the SEC on May 29, 2005).

(2)
Form of 2004 Stock Incentive Plan Non-Qualifying Stock Option Agreement for Directors (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended June 30, 2005).

(3)	Form of Option Agreement for the New Options.

(4)	Employment Agreement dated August 18, 2006 between the Company and Dana A. Marshall (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-K for the year ended December 31, 2006).

(5)
Amendment No. 1 to Employment Agreement dated August 18, 2006 between the Company and Dana A, Marshall (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Form 8-K filed with the SEC on October 26, 2007).

(6)
Employment Agreement dated October 26, 2007 between the Company and Kenneth M. Wallace (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K filed with the SEC on October 26, 2007).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED ENERGETICS, INC.

/s/ Dana A. Marshall
Dana A. Marshall Chairman of the Board Chief Executive Officer and President

Date:     February 5, 2009

INDEX TO EXHIBITS

Exhibit Number		Description

(a)	(1)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock dated February 5, 2009.

	(2)	E-Mail from Dana A. Marshall, Chief Executive Officer and President of Applied Energetics, Inc., to Applied Energetics, Inc. eligible employees and Directors dated February 5, 2009.

	(3)	Form of Election to Participate in the Offer.

	(4)	Form of Confirmation to Participants of Receipt of Election to Participate.

	(5)	Form of Notice of Withdrawal from the Offer.

	(6)	Form of Confirmation of Receipt of Notice of Withdrawal.

	(7)	Form of Confirmation Letter to Holders of Eligible Options Participating in the Offer.

	(8)	Form of Reminder E-Mail to Holders of Eligible Options.

	(9)	Applied Energetics, Inc. Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 13, 2008 (incorporated herein by reference).

	(10)	Applied Energetics, Inc. Quarterly Report on Form 10-Q for the Quarter ended June 30, 2008, filed with the SEC on August 11, 2008 (incorporated herein by reference).

(b)	Not applicable

(d)	(1)	Applied Energetics, Inc.’s 2004 Stock Incentive Plan (incorporated by reference to Exhibit B to the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 28, 2004).

(2)
Form of 2004 Stock Incentive Plan Non-Qualifying Stock Option Agreement for Directors (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended June 30, 2005).

	(3)	Form of New Option Agreement for the New Options

(4)
Employment Agreement dated August 18, 2006 between the Company and Dana A. Marshall (incorporated by reference to Exhibit 10.10 filed with the Company’s Form 10-K for the year ended December 31, 2006).

(5)
Amendment No. 1 to Employment Agreement dated August 18, 2006 between the Company and Dana A, Marshall (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Form 8-K filed with the SEC on October 26, 2007).

(6)
Employment Agreement dated October 26, 2007 between the Company and Kenneth M. Wallace (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K filed with the SEC on October 26, 2007).

(g)	Not applicable.

(h)	Not applicable.